4th Floor, 138 West Street
Sandown, South Africa
P.O.Box 78182, Sandton, 2146
Tel: +27 (0) 11 884 1610
Fax: +27 (0) 11 884 1826

November 10, 2009

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Newfoundland and Labrador Department of Government Services,
Consumer and Commercial Affairs Branch
Prince Edward Island Securities Office
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Northwest Territories Registrar of Securities
Yukon Territory Registrar of Securities

RE:	Filing of Revised Technical Report dated November 9, 2009, Update on the September
2009 Mineral Resource Estimate for the Burnstone Gold Project, Mpumalanga Province
of The Republic of South Africa

This revised Technical Report amends the Technical Report dated September 30, 2009 that was filed on www.sedar.com on October 23, 2009 but its information remains effective as of September 30, 2009.

1.	Forward looking USD/ZAR exchange rate to 8 as opposed to 7.5 in previous report.

2.	Executive Summary: Table 1.11 – updated with budget to bring the mine into operation and added explanatory paragraph. Addition of information on timing of mining right and development of Area 2

3.	Interpretation and Conclusions: Addition of information on timing of mining right and development of Area 2

4.	Recommendations: Table 22.1 – updated with budget to bring the mine into operation

Directors:	RW Thiessen (Chairman); F Dippenaar (President & CEO)*;
DJ Copeland; TB Coughlan; DMS Elliot; HW Kirk; Joshua Ngoma*;
	WT Segsworth; P Cooke*	* South African

Great Basin Gold Limited incorporated under the laws of British Columbia, Canada
Registration No. 436691
South African (external Company) Registration No. 2006/021304/10